Fairfield Communities, Inc.

                      10% Senior Subordinated Secured Notes

                                Ombudsman Report




                              For the Period Ending

                                 March 31, 1995





                                   Prepared by

                          Houlihan Lokey Howard & Zukin

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                                 Date Prepared:

                                  May 3, 1995





      Introduction
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   In connection with Houlihan Lokey Howard & Zukin's role ("Houlihan  Lokey")
   as the official ombudsman ("Ombudsman") to the Fairfield Communities, Inc. ("Fairfield" or the "Company") Senior Subordinated Secured Noteholders ("Noteholders"), the following is the quarterly report regarding the Noteholders' collateral for the quarter ending March 31, 1995.

   The  Noteholders'   collateral  (the  "Collateral")  consists   of  all  of
   Fairfield's interest in its (i) Fairfield Pointe Alexis development (excluding certain lots pledged as Collateral to the First National Bank of Boston) located in Tarpon Springs, Florida ("Pointe Alexis"); (ii) Harbour Ridge joint venture in Stuart, Florida ("Harbour Ridge"); and (iii) Sugar Island joint venture in St. Croix, U.S. Virgin Islands ("Sugar Island"). Noteholders previously had Collateral interests in the Bald Mountain Golf Course at the Fairfield Mountain Development ("Bald Mountain Golf Course") until it was sold on February 9, 1993 and the Harbour Golf Course at the Fairfield Harbour development in New Bern, North Carolina ("Harbour Golf Course") until it was sold on October 8, 1993.

   In addition, Fairfield has reserved, but not issued, 588,235 shares of its common stock (approximately five percent of the outstanding Fairfield common stock on a fully-diluted basis) on behalf of the Noteholders to be issued, in whole or part, and to the extent that the Collateral sale proceeds are insufficient to fully repay the principal and accrued interest on the Senior Subordinated Secured Notes ("Notes"). As of April 24, 1995, the trading price of Fairfield's common stock was 5 1/2.

   Pursuant to Fairfield's plan of reorganization, efforts are underway to liquidate all of the Fairfield controlled Collateral (Pointe Alexis) and to continue receipt of cash flow distributions from Collateral consisting of Fairfield general and limited partnership interests (Sugar Island and Harbour Ridge). Fairfield also must maintain the Collateral it controls until the liquidation process is complete.

   Collateral proceeds during the quarter ended March 31, 1995 totaled approximately $908,425 (excluding approximately $40,096 funded to the Noteholders' Operating Account which is used to pay administrative expenses at Pointe Alexis). The balance in the Noteholders' Interest Payment Account was $879,271 as of March 31, 1995.

   Since the effective date of Fairfield's Chapter 11 plan of reorganization, Noteholders have received distributions totaling $12,014,644, of which $4,005,365 was interest and $8,009,279 was principal. The remaining principal balance outstanding as of March 31, 1995 was $14,805,665 which amount is secured by all of the Collateral outlined in this report (including the cash balances mentioned above).

   This report will serve to more fully describe the Collateral as well as to update the Noteholders with the respect to both the condition and expected cash flow of all of the remaining Collateral.






     Pointe Alexis
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   Fairfield Pointe Alexis is divided  into two separate developments,  Pointe
   Alexis South and Pointe Alexis North (Harbour Watch), both located in Tarpon Springs, Florida.

   Pointe Alexis South is a Fairfield community master planned for 271 units. As of March 31, 1995, 167 lots had been sold and closed, 47 were vacant lots with roads and improvements installed, and 57 were raw land with no improvements. The aggregate release price (the amount which must be paid to Noteholders upon sale of each unit) for all the remaining lots is $1,200,375 although some of the interior lots may never yield any appreciable value and even many of the water-front lots may eventually need to be sold at prices well below the current release prices. Originally developed as a retirement community, Pointe Alexis has both single- and multi-family product. As a result of Fairfield's Chapter 11 filing and limited sales at Pointe Alexis, however, the Company limited construction activity to projects in progress and began marketing tracts of land in bulk to other developers. This strategy will continue going forward. Lot prices range from $12,000 to $20,000 but may be discounted if large tracts of land are sold in bulk.

   The community surrounding the development consists mostly of lower income housing and access from the Tampa airport is poor; however, some of the lots (especially the water-front lots) do have appeal. In addition, Pointe Alexis is one of the few remaining sites in Florida where gulf-front properties can be purchased at relatively inexpensive prices, and the Tarpon Springs area does have a strong retirement community. A market does exist for Pointe Alexis lots, albeit at significantly discounted prices from historical levels. At the current sales and release prices, the remaining land inventory will likely liquidate over three or four years as undeveloped lots are sold in small to medium sized tracts to developers. As an alternative, the entire project could be sold in a single bulk sale, or sold through an auction, although these alternatives would likely require an aggregate sales price well below the aforementioned release price.

   During the quarter ended March 31, 1995, at Pointe Alexis South, Fairfield recorded 2 lot sales and 0 lot closing compared to 7 lot sales and 5 lot closings during the quarter ended March 31, 1994. Total revenues at Pointe Alexis South during the first quarter ended March 31, 1995 totaled $0 compared to $108,000 during the first quarter ended March 31, 1994.

   Harbour Watch shares the same location and access problems as Pointe Alexis South, but has superior marketing characteristics and Collateral value. Harbour Watch is a gated community with card-controlled access. From inception, it has been operated as a lot sale development with no home building operations conducted by Fairfield (in contrast to Pointe Alexis South). Lot prices generally range from $50,000 for interior lots to $170,000 or more for water-front lots with docks. The master plan calls for sales of 180 lots. As of March 31, 1995, 114 lots had been sold and closed, and 66 were developed with roads and available for sale. Of the 66 remaining lots, the First National Bank of Boston has a first lien on 12 lots. The aggregate release price on the lots pledged as Collateral to the Noteholders is $1,852,578, which reflects a 13% price reduction effective as of January 1, 1995. The reduction was approved by the Ombudsman due to limited sales activity and to generate funds for expenses at Pointe Alexis. If sales activity continues to be slow, and no buyer materializes for a bulk purchase, remaining lots may be sold through an auction format which could prompt further decreases in release prices.



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   During  the quarter  ended  March  31, 1995,  at Harbour  Watch,  Fairfield recorded 2 lot sales and  3 lot closings, compared to 2 lot sales and 5 lot
   closings  during the  quarter  ended March  31,  1994.   Total  revenues at
   Harbour Watch during the quarter ended March 31, 1995 were $294,200 compared to $629,000 during the quarter ended March 31, 1994.

   Many of the homes which have been built are quite large and expensive, particularly some of the water-front homes. There is an ongoing sales effort in place with a sales trailer at the entrance to the community. During the quarter ending March 31, 1995, construction of several new homes continued, maintaining the community's positive ambiance of ongoing activity. Since completing the development of the water-front property, 2 water-front lots have been sold. As of the date of this report, there were 10 water-front lots available for sale at Harbour Watch with an aggregate release price of $723,888.

   Pointe Alexis South and Harbour Watch collectively had monthly cash operating expenses of approximately $219,074 during the quarter ended March 31, 1995, which, together with closing costs and commissions, may be funded out of excess sale proceeds (the sale price that is in excess of the release price).

   As the Ombudsman, Houlihan Lokey will continue to monitor the spread between the sales prices and release prices and its relationship with operating expenses and closing costs. At its discretion, Houlihan Lokey can instruct Fairfield to increase (up to the levels in the March 31, 1989 Indenture) or decrease release prices as appropriate. As mentioned above, Houlihan Lokey approved a 13% reduction in Harbour Watch release prices effective as of January 1, 1995. Based on the slow sales pace at Pointe Alexis discussed above, further reductions in the sales and release prices at both Pointe Alexis South and Harbour Ridge may be required during 1995, particularly if an auction sale format is pursued.



     Harbour Ridge
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   Harbour  Ridge is  a for-sale  luxury recreational  community located  on a beautiful stretch of land fronting on the St. Lucie River approximately one
   hour from the West  Palm Beach Airport in Stuart, Florida.   The Collateral
   interest entitles Noteholders to 35.5 percent of the net partnership cash flow. The community is a high-end luxury community with a strong seasonal element, as opposed to year-round residence, with prices ranging from approximately $175,000 to approximately $1 million. Primary emphasis is on a golf and clubhouse lifestyle, with a secondary emphasis on boating. There are also boat slips for sale ranging in price from $15,000 to $40,000.

   The managing general partner of Harbour Ridge is Harbour Ridge, Inc., the principals of which have years of experience and success in the business which are clearly expressed in the competent and professional look and feel of the project. The homes are attractively designed and appear well built. The clubhouse also is attractively designed and is surrounded by two golf courses, one designed by Joe Lee and the other by Pete Dye.

   During our recent trip to the Community we met with the managing general partner and toured the undeveloped lot sites. The project is proceeding as planned and, at current sales activity, could be concluded by mid-1996.

   During the quarter ending March 31, 1995, 6 units were sold, leaving approximately 18 more units to be sold. A total of 678 units have been sold since the inception of the project. Although many of the choicest sites have been previously sold, there remains an excellent cross section and mix of single-family/multi-family, water-front/non-water-front properties with varying prices.

   The Noteholders received a distribution of $794,025 from Harbour Ridge during the quarter ending March 31, 1995. Current projections indicate that an additional $1.0 to $1.5 million of cash flow should be generated for the Noteholders.



     Sugar Island
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   The Sugar Island Partnership (the "Partnership") was formed during 1984  to purchase approximately 4,091 acres of land located on the island of St. Croix, Territory of the Virgin Islands of the United States. The managing general partner is Delray Land, Inc. ("Delray"). The Partnership paid $10 million for the property. At the time of the purchase, the property was undeveloped except for the 166-acre Fountain Valley Golf Course (renamed Carambola Golf Club) designed by Robert Trent Jones. Fairfield's interest
   in  the Partnership  entitles  it to  30%    of  the total  net  cash  flow
   distributed.

   To date, the Partnership has sold 883 acres of the property in two separate transactions. During 1986, the Partnership sold 855 acres of the inland property to Danested Associates ("Danested") for an aggregate purchase price of $10.7 million. Danested has developed condominiums and vacant lots designated for single-family homes on the property. Also during 1986, the Partnership sold 28.5 acres of water-front land to the Davis Beach Company for approximately $2.5 million for use in the development of the 157-unit Carambola Beach Resort (not included in the Collateral). Danested had entered into an option to purchase approximately 1,069 additional acres of land for $12.0 million, but the option expired unexercised on March 31, 1991. The land that was under option to Danested is located in the central part of the island. It is mostly flat and easily developed but for the most part has no direct ocean views. Danested also had an option to purchase the Carambola Golf Club (the "Golf Club") for $7.5 million which expired unexercised on March 31, 1993.

   The remaining parcel of 2,139 acres is arguably some of the most beautiful land on St. Croix. The terrain is mountainous and covered with dense foliage. Most of the property has ocean views. The coastal portions are set in a series of coves ideal for development but currently there are no significant natural beaches and very limited road access. Development of the property will be difficult and expensive, limiting the number of potential buyers. The Partnership has indicated that it is considering selling small sections of land or even individual lots, if possible. The cost of holding the property is relatively low. The Partnership leases the land to local farmers which results in a 95% property tax exemption.

   The Carambola Beach Resort (the "Resort") is a five-star development and was completely rebuilt following hurricane Hugo in 1990. As a result of decreasing tourism and occupancy rates, however, the senior Resort lenders decided to foreclose on the hotel property and shut down hotel operations during June 1991. The Resort remained closed until an investment group, operating through a Radisson Hotel International franchise agreement, purchased the property on June 8, 1993. During 1994 the resort was reported to have occupancy of approximately 30%, although occupancy had increased to over 50% by the end of the year. During the first quarter of 1995 (the peak tourism season) the Resort had occupancy of approximately 65%. Tourism is off substantially in St. Croix thus far during 1995.

   Although the buyer of the Resort has indicated that it has no interest in purchasing the Golf Club at this time, increased play since the Resort opened has increased annual cash flow at the Golf Club to approximately
   $200,000.   Total rounds played increased from 25,400 during 1993 to 31,200
   during 1994.   During the first  quarter of  1995, the  Golf Club  reported
   13,400 total rounds
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   of golf compared  to 12,100 during the first quarter of 1994.  According to
   Delray, the Golf Club will continue to reinvest excess cash in new golf carts and course maintenance which, combined with increasing insurance
   costs   (principally  hurricane)   will  likely  prevent   any  partnership
   distributions during 1995.

   A severe drought continues to plague St. Croix (even through the rainy season) and the golf course has deteriorated as a result. Many of the water hazards are dry (the water having been used to irrigate the greens) and the fairways are dry with many areas totally burned-out. Although the soil in St. Croix is very rich and the golf course should replenish itself quickly when the drought breaks, some of the trees which have now died may take years to replenish.

   As of the preparation of this report, St. Croix had passed legislation legalizing gambling on the island. According to Delray, gambling on the island should increase interest in the Partnership property for the development of new hotels and/or casinos.

   From a Collateral value perspective, Sugar Island should generate cash flow for the Noteholders, although the magnitude and the time frame over which the cash flow will be realized are difficult to determine. The Golf Club could be sold (or leased on a long-term basis) within the next one or two years, but the undeveloped land acreage could take several years to sell.



     Bald Mountain Golf Course
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   The Bald Mountain  Golf Course is  one of two  golf courses located at  the
   Fairfield Mountains development in Rutherford County, North Carolina. The 18-hole, par 72, 6,689 yard Bald Mountain Golf Course was designed by William B. Lewis and sits on approximately 115 acres, with Bermuda grass tees and fairways, bent grass greens, 28 sand traps and 10 water hazards. The Bald Mountain Golf Course is located behind a gated entrance and attracts almost exclusively Fairfield residents and timeshare owners.

   On February 9, 1993, Fairfield completed the sale of the Bald Mountain Golf Course to the Fairfield Mountains Development Property Owners Association (the "Mountain POA") for net cash proceeds of $1,787,519.74.

   In addition to the sale proceeds, the Mountains POA withdrew various claims alleging its rights to golf course ownership.



   Harbour Golf Course
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   The Harbour Golf Course is one of two golf courses located at the Fairfield
   Harbour  development in  New Bern,  North Carolina.   The 18-hole,  par 72,
   6,600-yard Harbour Golf Course was designed by Dominic Palumbo and is located on approximately 188 acres with narrow sloping fairways, a site-wide canal system, 77 sand traps and 3 lakes. The course does not allow access to the general public.

   On October 8, 1993, Fairfield completed the sale of the Harbour Golf Course to the Fairfield Harbour Property Owners' Association for net cash proceeds of $1,947,948.26. Subsequently, an additional $22,800 was received in connection with the release of certain contingent closing costs.